Exhibit 11

RESOLUTION OF THE BOARD OF DIRECTORS OF

INVERSIONES PREVISIONALES S.A.

The Board of Directors of Inversiones Previsionales S.A. (the “Company”) unanimously agreed on August 26, 2014 to grant a special power to Messrs. Randal W. Haase and Robert Einstein such that either of them, in their individual capacity, may represent the Company before the U.S. Securities and Exchange Commission in connection with any filing, communication, presentation, request, registration or declaration as he may deem necessary or advisable before such U.S. regulatory authority.

The board hereby resolves that the power conferred above shall be effective immediately and that all actions that he may take pursuant to and in accordance with such power are hereby ratified, without the need for further board action, in accordance with the law.

/s/ Pablo Iacobelli del Río	/s/ Ronald Michael Mayne-Nicholls Secul
Pablo Iacobelli del Río	Ronald Michael Mayne-Nicholls Secul